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                              February 7, 2022

       Larry Pino
       Chief Executive Officer
       Tuscan Gardens Senior Living Communities, Inc.
       99 S. New York Ave.
       Winter Park, FL 32789

                                                        Re: Tuscan Gardens
Senior Living Communities, Inc.
                                                            Amendment No. 2 to
Offering Statement on Form 1-A
                                                            Filed January 24,
2022
                                                            File No. 024-11706

       Dear Mr. Pino:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 2 to Offering Statement on Form 1-A filed January 24, 2022

       General

   1. Since you are relying on Rule 251(d)(3)(F), as indicated on the cover page, please state the amount of unsold
securities covered by your earlier offering statement (File No. 024-
                                                        10945), which will be
deemed terminated as of the qualification of this offering
                                                        statement. In addition,
as your post-qualification amendments to the previous offering statement were never
qualified, please file a request to withdraw all of those amendments using EDGAR submission
type 1-A-W and referring specifically to each of the
                                                        amendments therein.
       Financial Statements, page F-1

   2. In your response letter dated August 30, 2021 you indicated your intention to include unaudited interim
Holdco financial statements in this offering as well as any Issuer unaudited 1-SA. Please
clarify if this is still your intention, and tell us where those
 Larry Pino
Tuscan Gardens Senior Living Communities, Inc.
February 7, 2022
Page 2
      financial statements are located in your 1-A.
        You may contact Eric McPhee at 202-551-3693 or Robert Telewicz at 202-551-3438 if
you have questions regarding comments on the financial statements and related matters. Please contact Isabel Rivera at 202-551-3518 or Pam Long at 202-551-3765 with any other questions.



                                                          Sincerely,
FirstName LastNameLarry Pino
                                                   Division of Corporation
Finance
Comapany NameTuscan Gardens Senior Living Communities, Inc.
                                                   Office of Real Estate &
Construction
February 7, 2022 Page 2
cc:       Laurence J. Pino
FirstName LastName